SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 22, 2021

AFFILIATE OFFICES

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VIA EDGAR

Mr. Dietrich King

Ms. Cara Wirth

Ms. Lyn Shenk

Mr. James Giugliano

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Missfresh Limited (CIK No. 0001851682)

Registration Statement on Form F-1

Dear Mr. King, Ms. Wirth, Ms. Shenk and Mr. Giugliano:

On behalf of our client, Missfresh Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering shortly hereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about June 24, 2021. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

U.S. Securities and Exchange Commission

June 22, 2021

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 17, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.

We note that there is an exclusive forum provision in section 167 of your Ninth Amended and Restated Memorandum of Association, filed as Exhibit 3.2, which states that “[u]nless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.” Please revise to disclose this exclusive forum provision in the Description of Share Capital and Risk Factor sections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 to 70 and page 190 of the Registration Statement to include the referenced disclosure.

*    *    *

U.S. Securities and Exchange Commission

June 22, 2021

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Zheng Xu, Chairman of the Board of Directors and Chief Executive Officer, Missfresh Limited

Jun Wang, Director and Chief Financial Officer, Missfresh Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Linda Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

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